Mail Stop 4561

March 23, 2009

Chris Ballinger
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Ave.
Torrance, CA 90501

    Re: **Toyota Motor Credit Corporation**
            Form 10-K for Fiscal Year Ended March 31, 2008
            Form 10-Q for Fiscal Period Ended June 30, 2008
            Form 10-Q for Fiscal Period Ended September 30, 2008
            File No. 001-09961

Dear Mr. Ballinger:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2007, your Form 10-Q for Fiscal Period Ended March 31, 2008 and your Form 10-Q for Fiscal Period Ended June 30, 2008 and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Branch Chief